UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,

5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On April 28, 2026, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) entered into a definitive share purchase agreement (the “Purchase Agreement”) with the current shareholders of PsygaBio Ltd. (“Psyga”), an Israeli company led by Professor Dedi Meiri, an internationally recognized researcher in the field of medical natural product drug discovery and head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion – Israel Institute of Technology.

Psyga is an advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations. Psyga operates a licensed, GMP-ready pharmaceutical manufacturing facility designed for the cultivation, extraction, isolation, formulation and production of pharmaceutical-grade botanical and synthetic psilocybin, Ibogaine and other psychedelic active pharmaceutical ingredients (APIs), in accordance with applicable international pharmaceutical manufacturing standards. It has developed a proprietary library of more than 180 unique mushroom strains, including differentiated high-potency and bioactive strains, which support pharmaceutical development, product consistency, future intellectual property protection and scalable commercial manufacturing capabilities. In addition, Psyga is advancing a clinical pipeline consisting of seven (7) approved Phase 2a human clinical trials, which are expected to commence patient enrollment in the near future, across multiple indications, including mental health disorders, neurological conditions, trauma-related disorders, addiction treatment and additional central nervous system indications. Several of these programs are fully funded and are expected to be conducted in collaboration with leading academic institutions and medical centers.

Psyga’s scientific activities are led by Professor Dedi Meiri, and are supported by collaborations with leading Israeli academic institutions and medical centers, including the Technion – Israel Institute of Technology, Rambam Health Care Campus, Sheba Medical Center and additional research institutions.

Pursuant to the Purchase Agreement, the Company will acquire from the current shareholders of Psyga all of the issued and outstanding share capital of Psyga on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the current shareholders of Psyga, by way of a private placement, of such number of ADSs of the Company representing, immediately after such issuance, 40% of the issued and outstanding share capital of the Company (the “Shareholdings Percentage”, and the ratio reflecting the exchange of all of the issued and outstanding share capital of Psyga, on a fully diluted basis, for the ADSs (or warrants in lieu thereof) issuable to the shareholders of Psyga in respect of the Shareholdings Percentage and, if and when issued, in respect of the Milestones (as defined below), the “Share Exchange Ratio”). No cash consideration will be paid by the Company at the closing of the Transaction.

In addition, as part of the Transaction, the shareholders of Psyga will be issued additional ADSs (or warrants in lieu thereof) representing ten percent (10%) of the issued and outstanding share capital of the Company as of the effective date of the Purchase Agreement upon the achievement of each of three (3) milestones  (each, a “Milestone”): (i) the commencement of at least three (3) clinical trials with human patients of certain products from Psyga’s pipeline within twelve (12) months following the closing of the Transaction; (ii) the successful achievement of targets in at least two (2) clinical trials with human patients of certain products from Psyga’s pipeline within thirty-six (36) months following the closing of the Transaction; and (iii) entering the development of Ibogaine-based products triggered by execution of a binding commercialization agreement and/or development partnership agreement with a reputable third-party pharmaceutical, biotechnology, or life sciences company for the commercialization, licensing, development and/or co-development of Ibogaine-based products based on the Company’s regulatory licenses.

The Purchase Agreement contains customary representations and warranties, agreements and obligations and conditions to closing customary for transactions of this nature, including, as conditions to closing, without limitation, the completion by Psyga of a pre-closing capital reorganization to ensure that all of its issued and outstanding shares are ordinary shares of a single class with equal rights, the approval of the Transaction by the shareholders of the Company and the receipt of any necessary government or third-party approvals, if required. Notice of the convening of such shareholders meeting is expected to be published in the next couple of days. In addition, the current Share Exchange Ratio and the Transaction structure are based, among other things, on the continued listing of XTL’s ADSs on Nasdaq and the preservation of XTL’s status as a Nasdaq-listed public company. Any material change to such status, including delisting or loss of Nasdaq listing, may require re-evaluation of the Transaction terms and the applicable valuation assumptions.

Mr. Alexander Rabinovich, a director of the Company and holder of approximately 24.9% of its issued and outstanding share capital, is also the Chairman and a shareholder of Psyga and therefore an interested party of the Company within the meaning of the Israeli Companies Law, 5759-1999 (the "Companies Law")(the “Interested Party”), and the Transaction constitutes an interested party transaction under the Companies Law. On April 27, 2026, after receiving an independent fairness opinion from I.F.S. Consulting and Investments (2009) Ltd., opining that the Share Exchange Ratio under the Purchase Agreement is fair and reasonable to the Company from a financial point of view, the Company's audit committee and board of directors approved the Transaction. The consummation of the Transaction remains subject to the approval of the Company's shareholders at a general meeting, as required under the Companies Law for an interested party transaction. The fairness opinion was prepared for the use of the Company's board of directors and does not constitute a recommendation to any shareholder of the Company as to how to vote or otherwise act with respect to the Transaction.

The Purchase Agreement also provides that, until the earlier of (i) the lapse of a six (6) months period commencing as of the closing of the Transaction and (ii) the date of the additional issuance upon the achievement of the first Milestone, the ADSs to be issued pursuant to the Purchase Agreement shall be held in escrow with an independent escrow agent. During the escrow period, the current shareholders of Psyga shall be entitled to exercise all of the rights that the ADSs would entitle the holder of such ADSs in the capital of the Company, excluding the right to attend and vote at a general meeting of the Company.

In order to support the Company’s financial needs and in order to complete the Transaction, the Company has secured a commitment of an investment of an amount of up to US$1,500,000 through a private placement to be consummated upon the closing of the Transaction (the “Private Placement”).

Psyga will operate as a wholly-owned subsidiary of the Company, and its shareholders will be entitled to designate one (1) representative to the Company’s board of directors, which following the closing of the Transaction will consist of up to six (6) directors.

The foregoing summary of the material terms of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed herewith as Exhibit 99.1 and incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether all conditions precedent in the Purchase Agreement will be satisfied, whether the closing of the Transaction will occur and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii) the Company’s ability to successfully consummate the acquisition of 100% of the outstanding shares of PsygaBio Ltd pursuant to the share purchase agreement signed by it and the shareholders of Psyga., and, if consummated, to successfully manage and integrate Psyga; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

Exhibit Index

Exhibit No.	Description
99.1	Form of Share Purchase Agreement, by and among XTL Biopharmaceuticals Ltd. and the current shareholders of Psyga Bio Ltd.
99.2	Press release issued April 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band Chief Executive Officer

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